SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

September 23, 2019

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

M.J. van Ginneken
Koninklijke Philips N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Periodic update on transaction details related to Philips’ share repurchases”, dated September 20, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 23rd day of September 2019.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Press information

September 20, 2019

Periodic update on transaction details related to Philips’ share repurchases

Amsterdam, the Netherlands – Royal Philips (NYSE: PHG, AEX: PHIA) today reported that in the period from September 13, 2019 up to and including September 19, 2019 a total of 173,381 of its own common shares were repurchased, with a weighted average purchase price of EUR 43.68. These repurchases were made under the repurchase program for capital reduction purposes, which was announced on January 29, 2019. Further details can be found via this link.

For further information, please contact:

Ben Zwirs
Philips Group Press Office
Tel.: +31 6 15213446
E-mail: ben.zwirs@philips.com

Ksenija Gonciarenko
Philips Investor Relations
Tel.: +31 20 59 77055
E-mail: ksenija.gonciarenko@philips.com

About Royal Philips
Royal Philips (NYSE: PHG, AEX: PHIA) is a leading health technology company focused on improving people's health and enabling better outcomes across the health continuum from healthy living and prevention, to diagnosis, treatment and home care. Philips leverages advanced technology and deep clinical and consumer insights to deliver integrated solutions. Headquartered in the Netherlands, the company is a leader in diagnostic imaging, image-guided therapy, patient monitoring and health informatics, as well as in consumer health and home care. Philips' health technology portfolio generated 2018 sales of EUR 18.1 billion and employs approximately 78,000 employees with sales and services in more than 100 countries. News about Philips can be found at www.philips.com/newscenter.